Ziff Davis Media Inc.
28 East 28th Street
New York, NY 10016
December 13, 2005
VIA EDGAR AND FACSIMILE (856-881-9057)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Michael Fay
Doug Jones
Lyn Shenk

Re:	Ziff Davis Holdings Inc.
Form 10-K for the Year Ended December 31, 2004
File Number 333-9939
Gentlemen:
     We are writing to respond to the comments raised in your letter to Ziff Davis Holdings Inc. (the “Company”) dated October 7, 2005. The responses correspond to the captions and numbers of those comments, which are reproduced below in italics.
Form 10-K for the Year Ended December 31, 2004
Notes to Consolidated Financial Statements, page 40
Note 4 — Accounts Receivable, net, page 47
1.	Based on our phone conversation on September 13, 2005, please confirm that you will begin to record circulation newsstand receivables (as well as other receivables as appropriate) and the related allowance for doubtful accounts net of estimated sales returns.
     We confirm the response provided during our phone conversation on September 13, 2005, that beginning with our Form 10-K filing as of and for the year ended December 31, 2005 and prospectively, we will expand our disclosure of accounts receivables and the related allowance for doubtful accounts to separately report newsstand receivables and to separately disclose the sales return component of the allowance for doubtful accounts.

Securities and Exchange Commission
December 13, 2005

Note 16 — Employee Benefit Plans, page 61
2002 Stock Option Plan, page 63
2.	We note your response in the letters dated August 19 and September 19, 2005, our conversation on September 13, 2005, and the terms of your 2002 stock option plan in regard to our prior comment number 6. It is clear that your 2002 stock option plan is a stock-based compensation plan. We believe that all stock-based compensation plans are within the scope of FAS 123 (to the extent not excluded therein) based on the first paragraph of FAS 123 that states “This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer’s stock.” Although paragraph 5 of FAS 123 permits alternatives in valuation methodologies to apply, we believe it was not the intention of FAS 123 to distinguish between plans covered by it at the exclusion of those covered by APB No. 25, and vice versa for purposes of paragraph of 11(b) of FAS 133. Accordingly, we believe that FAS 133 does not apply to the 2002 plan in that it is scoped out by paragraph 11(b). In this regard, it appears that preferred stock options under the 2002 plan in substance satisfy the definition in paragraph 9 of FIN 28. Since you apply the intrinsic value method in accounting for stock options, it appears such options should be accounted for as a variable plan award in accordance with FIN 28. Please advise.
     The application of Statement of Financial Accounting Standards (“FAS”) 150 requires the classification of our mandatorily redeemable preferred stock as debt and thus we continue to believe that the accounting for options on those securities under FAS 133 is appropriate. In applying the provisions of FAS 133, the fair value of the preferred stock options granted pursuant to our Amended and Restated 2002 Employee Stock Option Plan (the “Plan”) are determined as of the end of each reporting period and reflected as a liability on the Company’s balance sheet to the extent vesting has occurred. A corresponding amount is reflected as a component of selling, general and administrative expenses in the Company’s Statement of Operations for changes in the fair value of the preferred stock options which have occurred during the reporting period.
     The Company has reviewed the provisions of FAS 123R and believes the accounting required for these securities under FAS 123R is consistent with the historical accounting treatment afforded these securities, as briefly described above and contained in our quarterly and annual reports filed on Form 10-Q and 10-K, respectively. Accordingly, the existing accounting framework applied to the preferred options issued under the Plan will not result in any

Securities and Exchange Commission
December 13, 2005

cumulative effect impact reflected in the Company’s Statement of Operations upon its adoption of FAS 123R.
3.	In view of comment number 2 above, it appears that common stock options issued under the 2002 plan should be accounted for using intrinsic value. Please tell us the fair value of the underlying common stock at each grant date of common stock options issued under the plan.
     The Company concurs that the common stock options issued under the Plan are required to be accounted for under APB No. 25 as variable stock awards. However, as further highlighted in the valuation discussion included in response 6. below, in light of the amount of outstanding debt and preferred securities of the Company, the common securities which are subordinated to the debt and preferred securities have had no value throughout the period the common stock options issued under the Plan have been outstanding. Accordingly, no compensation charge has been required to be recognized for such common stock options. Commencing with the filing of the Company’s Form 10-K for the year ending December 31, 2005, the Company will expand its financial statement disclosures to clarify the accounting policy utilized to account for such awards issued under the Plan.
4.	You stated that holders of options issued under the 2002 plan are entitled to payment only if funds are available therefore. However, it appears that payment deficits to holders are to be made whole by provisions within paragraph 7 of the plan. Please reconcile your statement to the plan provisions.
     In our letter to you dated September 19, 2005, we stated that “[i]n contrast to the holders of outstanding shares of Preferred Stock, the holder of an option on Preferred Stock does not have a contractual right to a specified payment on the mandatory redemption date. Rather, an option holder would be entitled to a payment in respect of his/her outstanding and vested options to purchase shares of a class of Preferred Stock if, and only if, the Company actually makes payments to the holders of outstanding shares of such class of Preferred Stock for an amount greater than the exercise price of the options on the Preferred Stock.” This statement is consistent with Section 7 of the Plan which provides that if, and only if, the Company actually makes payments to the holders of the outstanding shares of certain classes of stock, in an amount that exceeds the exercise price of an option to purchase such shares, then the holder of such option may (in certain circumstances) be entitled to receive a payment. Section 7 of the Plan does not give an optionee the right to receive any payments unless the Company actually has paid holders of outstanding shares of a class of stock an amount per share that is in excess of the

Securities and Exchange Commission
December 13, 2005

exercise price of the option on such class of stock. Capitalized terms used below shall have the respective meanings set forth in the Plan and Section references refer to Sections of the Plan.
     Section 7(b)(ii) provides that if the Company actually pays a dividend to holders of outstanding shares of a class of stock subject to an option (other than any dividend that might be paid on Common Stock after an Initial Public Offering), then the exercise price of the option on such class of stock would be reduced by the per-share amount of the dividend (except to the extent the dividend caused an adjustment to be made pursuant to Section 3, which deals with stock splits and the like). Section 7(b)(iii) provides that if, and only if, the Company actually pays a dividend to holders of outstanding shares of a class of stock in an amount per share that exceeds the exercise price of an option on such class of stock, causing there to be a Spread Value Per Share, the holder of the option would be entitled to receive a payment. The amount of such payment, as specified in Section 7(b)(v), would be the product of the Spread Value Per Share multiplied by the number of shares of the applicable class which the optionee is entitled to purchase pursuant to the vested portion of his or her option as of the record date. Section 7(b)(vi) further provides that in the event that (a) the optionee had unvested shares as of the dividend record date (and hence did not receive a Spread Value Per Share payment with respect to those unvested shares) and (b) a Sale of the Company is consummated shortly after the dividend, then the optionee would be entitled, upon consummation of the sale, to receive payment of the Deficit, which is defined in Section 15 as being the product of the Event Unvested Number (i.e., the number of unvested options on the applicable class of stock as of the dividend record date) multiplied by the Spread Value Per Share (reduced by any Catch-up Dividend Payment Per Share that might have been made). Yet no payment is due to an optionee pursuant to Section 7(b) with respect to a Dividend Event unless there as a Spread Value Per Share in connection with the Dividend Event — i.e., that the Company actually paid dividends to holders of outstanding shares of a class of stock in an amount per share that exceeded the exercise price of the option on such class of stock.
     Section 7(b)(iii) provides that if the Company redeems outstanding shares of certain stock subject to an option, or makes payments thereon in connection with any liquidation, dissolution or winding up of the Company, then, if and only if the Redemption Price Per Share actually paid exceeds the exercise price of the option on such class of stock, causing there to be a Spread Value Per Share, the holder of the option would be entitled to receive a payment in an amount, as specified in Section 7(b)(iv), equal to the product of the Spread Value Per Share multiplied by the Participation Amount for such class of stock. The Participation Amount is the product of the shares subject to the option multiplied by the lesser of (a) the percentage of such option that was vested as of the consummation of the Redemption Event and (b) the percentage of the outstanding shares of the applicable class that were redeemed in the Redemption Event. Section 7(b)(vi) further provides that in the event that (a) the percentage of the option that was vested as

Securities and Exchange Commission
December 13, 2005

of the consummation of the Redemption Event was less than the percentage of outstanding shares of the class redeemed in the Redemption Event, causing there to be an Event Unvested Number and (b) a Sale of the Company is consummated shortly after the redemption, then the optionee would be entitled, upon consummation of the sale, to receive payment of the Deficit, which is defined in Section 15 as being the product of the Event Unvested Number multiplied by the Spread Value Per Share (reduced by any Supplemental Redemption Payment that might have been made). As with payments related to Dividend Events, no payment is due to an optionee pursuant to Section 7(b) with respect to a Redemption Event unless there as a Spread Value Per Share in connection with the Redemption Event — i.e., that the Company actually paid holders of outstanding shares of a class of stock an amount per share that exceeded the exercise price of the option on such class of stock.
     In summary, the provisions of Section 7(b) essentially give each optionee the right to obtain, in certain (but not all) circumstances, the Spread Value Per Share (if any) that the optionee may have failed to receive in a Dividend Event or Redemption Event due to the option being wholly or partially unvested or unexercisable as of the date of such event. But Section 7(b) does not provide an optionee with any right to receive payment unless the Company actually has made payments to holders of outstanding shares of a class of stock, in an amount per share that exceeds the exercise price of the option on such class of stock. The rights of the option holders including those rights pursuant to Section 7 of the Plan have been appropriately considered in determining the fair value of the underlying options on preferred shares issued under the Plan.
5.	We note your response in the letter dated August 19, 2005 to our prior comment number 1 and the disclosure in the June 30, 2005 Form 10-Q referred to therein. Consistent with the information you have provided to us and the variables and assumptions used to compute the related obligation, please expand your disclosures in applicable risk factors and the liquidity and capital resources section of MD&A to address the cash settlement obligations and potential for settlement with respect to stock options issued under the 2002 plan.
     We will prospectively expand our disclosures in applicable risk factors and the liquidity and capital resources section of MD&A to address the cash settlement obligations and potential for settlement with respect to stock options issued under the Plan commencing with our Form 10-K filed as of and for the year ended December 31, 2005.

Securities and Exchange Commission
December 13, 2005

6.	Please explain to us how the assumptions used and resultant values in regard to the computations of obligations for stock options issued under the 2002 plan are consistent with and impact your assessment of impairments under FAS 142 and 144.
     As described in footnote 2 under the heading “Intangible Assets” to the financial statements included in the Company’s Form 10-K for the year ended December 31, 2004, the Company reviews the recoverability of goodwill and indefinite-lived intangible assets in the fourth quarter of each year. In accordance with paragraph 19 of FAS 142, “Goodwill and Other Intangible Assets”, the Company compared the estimated fair value of its reporting units to their respective net book values. The estimated fair value of the reporting units at December 31, 2004 exceeded their respective net book values and therefore intangible assets were not considered impaired.
     Consistent with the independent valuation obtained for the option grants issued under the Plan, the Company utilized a discounted cash flow methodology to determine the estimated fair value of its reporting units. Specifically, cash flows were estimated for a forecast period of five years from the valuation date with an estimate of cash flow growth in perpetuity utilized to determine cash flows subsequent to the forecast period. Additionally, consistent with the Company’s historical valuation approach in performing its annual recoverability test of indefinite lived intangible assets under FAS 142, the Company also compared the estimated fair value of its reporting units determined utilizing the income approach as described above to a valuation result utilizing a representative EBITDA multiple. Under each valuation approach, the estimated fair value of the Company’s reporting units exceeded their respective net book values.
     The minimum aggregate estimated fair value of the Company’s reporting units under the valuation methodologies described above were comparable to the enterprise value of the Company which was determined for purposes of valuing the options issued under the Plan. Accordingly, the valuation of the Company utilized to determine the compensation charge for the options issued under the Plan also indicated that the estimated fair value of the Company was in excess of its net book value including the Company’s indefinite-lived intangible assets. Specifically, the independent valuation derived an unlevered enterprise value for the Company at December 31, 2004 of approximately $452 million. Outstanding indebtedness at December 31, 2004 approximated $308 million thereby leaving residual “equity value” of approximately $144 million. Excluding the carrying value of mandatorily redeemable preferred stock which is not assigned to reporting units, the “equity value” of $144 million exceeds the aggregate net book value of the Company by approximately $278 million. The mandatorily redeemable preferred stock is not assigned to any of the reporting units as the reporting units assets do not serve as collateral for any of the outstanding series of preferred stock and it is unlikely that such preferred securities would be transferred to a willing buyer if the reporting units were sold in the

Securities and Exchange Commission
December 13, 2005

marketplace. It should be further noted that the “equity” value of $144 million compares to a carrying value for outstanding mandatorily redeemable preferred stock of approximately $815 million.
     With respect to the Company’s finite lived intangible assets, the Company did not perform a test for recoverability as the Company did not believe any events or changes in circumstances were present as of and for the year ended 2004 which might indicate the carrying amount of finite lived intangibles were not recoverable. In reaching such conclusion, the Company considered the guidance contained in paragraph 8 of Statement of FAS 144, “Accounting for the Impairment or Disposal of Long Lived Assets”.
Note 21 — Segment Information, page 74
7.	We note your response in the letter dated August 19, 2005 to our prior comment number 7. Our understanding of the first sentence of paragraph 27 of FAS 131 is that total assets for each reportable segment are to be disclosed whether or not the information is reported to the chief operating decision maker. Please disclose this information, and reconcile it as specified in paragraph 32(c).
     The Chief Operating Decision Maker (“CODM”), which is our Chief Executive Officer, reviews segment revenues, operating expenses and EBITDA on a monthly basis in order to assess performance and make decisions regarding the Company’s overall resource allocation. Furthermore, asset information is monitored at the corporate level and reported to the CODM monthly on a total Company basis versus a segment by segment basis.
     Paragraph 29 of FAS 131, “Disclosures about Segments of an Enterprise and Related Information”, states that only those assets that are included in the measure of the segment’s assets that is used by the CODM shall be reported for that segment. As FAS 131 does not require the Company to provide total assets by segment to the CODM nor does the CODM obtain asset information on a segment basis to manage the business, the Company has not disclosed total assets by segment in the notes to the Company’s financial statements on Form 10-K as of and for the year ended December 31, 2004.
     In future filings, however, the Company will include disclosures in the segment information footnote to the Company’s financial statements to clarify the reason for not presenting segment asset information.

Securities and Exchange Commission
December 13, 2005

8.	Also in regard to your response, it appears from your disclosures that you generate revenues from foreign countries. For example, the last sentence in the sixth full paragraph on page 11 reads “Our brands and content currently appear in 41 countries...” Please disclose the information specified in paragraph 38(a) of FAS 131. If not material, so disclose.
     We generate revenues outside of the United States primarily through licensing our trademarks and content copyrights to foreign publishers; however, we do not have separate operations or locations outside of the United States. Revenues associated with international licensing activity totaled $3.4 million, $3.4 million and $3.6 million in 2004, 2003 and 2002, respectively, which were less than 2% of total revenues in each of the three years ended December 31, 2004. We considered such amounts to be quantitatively and qualitatively immaterial for purposes of applying the disclosure requirements of paragraph 38(a) of FAS 131. The Company will continue to monitor revenues generated outside of the United States and provide the disclosures required by paragraph 38(a) of FAS 131 in all periods in which such amounts are qualitatively or quantitatively material.
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Securities and Exchange Commission
December 13, 2005

     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 503-3500.
Sincerely,
/s/Mark D. Moyer
Mark D. Moyer
Chief Financial Officer

cc: Dennis Myers, Kirkland & Ellis LLP